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                             January 3, 2023

       Ross M. Leff
       Partner
       Kirkland & Ellis LLP
       601 Lexington Avenue
       New York, New York 10022

                                                        Re: Genius Sports Ltd
                                                            Schedule TO-I/A
filed December 20, 2022
                                                            SEC File No.
5-93523
                                                            Form F-4/A filed
December 20, 2022
                                                            SEC File No.
333-268457

       Dear Ross M. Leff:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your prospectus.

       Schedule TO-I/A filed December 20, 2022

       General

   1. We note the revised disclosure that if the Warrant Amendment is approved, any warrant that is not exercised
by the Expiration Date will be exercised automatically on a cashless basis at an exercise
price that is 76.6% of the volume-weighted average price of the ordinary shares for the
one-Trading Day period on the NYSE on the second Trading Day prior to the Expiration
Date. However, your revised disclosure provides that this will happen only if such
Exercise Price would be less than $11.50 per share. Revise to explain what will happen to
warrants that are not tendered if the Exercise Price would be greater than $11.50 per shares.
 Ross M. Leff
Kirkland & Ellis LLP
January 3, 2023
Page 2


2. We note your revised disclosure that the company will issue a press release announcing the Reduced Exercise Price prior to the opening of trading on the Trading Day prior to the
         Expiration Date. So that warrant holders know where they can access such press release, please confirm that it will be filed on EDGAR as an amendment to the tender offer materials, and revise the disclosure in your offer to purchase accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameRoss M. Leff                                Sincerely,
Comapany NameKirkland & Ellis LLP
                                                              Division of
Corporation Finance
January 3, 2023 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName